UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2, 2011

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Sunshine Mills Litigation

On September 2, 2011, Ross Systems, Inc. (“Ross”), a subsidiary of CDC Software Corporation (the “Company”), entered into a settlement agreement and mutual general release (the “Settlement Agreement”) with Sunshine Mills, Inc. relating to all litigation matters pending between the parties, which will become effective upon the payment by Ross, in cash, of $9.0 million to Sunshine Mills and the placement of an additional $500,000 into escrow, on or prior to September 7, 2011, as further described below.

Under the terms of the Settlement Agreement, for the dismissal of the Lawsuits (as hereinafter defined, and except for the Insurance Lawsuit) with prejudice and a general release of all claims against Ross, CDC Software, Inc., CDC Software Corporation, and CDC Corporation, Ross agreed that, no later than September 7, 2011, it will: (i) pay an aggregate of $9.0 million in cash to Sunshine Mills, and (ii) deposit $500,000 into an escrow account (the “Escrow Deposit”). The Escrow Deposit shall be maintained until such time as Sunshine Mills provides an affidavit attesting that it is no longer using Ross software. In the event that such affidavit is provided on or before December 15, 2011, the entirety of the Escrow Deposit, together with any interest accrued thereon, shall be disbursed to Sunshine Mills. In the event that Sunshine Mills fails to provide such affidavit by December 15, 2011, $235,200 of the Escrow Deposit shall then be disbursed to Ross. The remainder of the Escrow Deposit shall then be disbursed to Sunshine Mills upon delivery of the affidavit described above.

The lawsuits covered by the Settlement Agreement include: (i) Sunshine Mills, Inc. v. Ross Systems, Inc.; Civil Action Number 33-CV-2008-900023, in the Circuit Court of Franklin County, Alabama (the “Software Lawsuit”); (ii) Sunshine Mills, Inc. v. Illinois Union Insurance Company and Ross Systems, Inc.; Case No. 3:11-cv-03079-AKK, in the United States District Court for the Northern District of Alabama, Northwestern Division (the “Insurance Lawsuit”); (iii) Ross Systems, Inc. v. Sunshine Mills, Inc.; Case No. 1:11-cv-00410-SCJ, in the United States District Court for the Northern District of Georgia, Atlanta Division (the “Copyright Lawsuit”); and (iv) Sunshine Mills, Inc. v. Ross Systems, Inc., et al; Civil Action Number CV-2011-900036 in the Circuit Court of Franklin County, Alabama (the “Defamation Lawsuit”) (collectively, the “Lawsuits”).

The parties also agreed to the filing, within three business days of the receipt by Sunshine Mills of agreed upon settlement funds in the amount of $487,500 from Illinois Union Insurance Company, of a stipulation or motion for dismissal of the Insurance Lawsuit.

In addition: (i) each party has agreed to bear its own costs relating to the Lawsuits, and (ii) Sunshine Mills will be permitted to retain an aggregate of $ 412,768 paid into the Circuit Court of Franklin County, Alabama on or before August 24, 2011 as a result of garnishments issued by Sunshine Mills.

Compensation of Interim Chief Executive Officer

On August 25, 2011, the board of directors (the “Board”) of the Company agreed to compensate Mr. John Clough at the rate of $100,000 per month, effective July 15, 2011, for his service as the Company’s interim Chief Executive Officer. The foregoing amount is subject to adjustment, up or down by the Board, upon the negotiation and execution of an agreement by and between the Company and Mr. Clough relating to his service in this capacity.

The Company’s parent, CDC Corporation, has also agreed to compensate Mr. Clough at the rate of $30,000 per month for service in his capacity as interim Chief Executive Officer of CDC Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: September 2, 2011	By:	/s/ JOHN CLOUGH
	Name:	John Clough
	Title:	Chief Executive Officer